UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Breeze-Eastern Corporation
(formerly TransTechnology Corporation)
(Name of Issuer)
Common Stock, $0.01 Par Value per Share
(Title of Class of Securities)
106764103
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No.	106764103

1	NAMES OF REPORTING PERSONS: Axiom Capital Management, Inc. (herein after Axiom Capital) I.R.S. Identification Nos. of above persons (entities only): 13-3571312

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER:

891,273

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

891,273

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.52%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BD & IA

Item 1.
     (a) The name of the issuer is Breeze-Eastern Corporation (the “Corporation”), formerly known as TransTechnology Corporation.
     (b) The Corporation’s executive office is located at 700 Liberty Avenue, Union, New Jersey 07083.
Item 2.
     (a) The person filing this statement is Axiom Capital.
     (b) Place of business is 780 Third Avenue, New York, NY 10017.
     (c) Delaware.
     (d) The security (the “Security”) is common stock, $0.01 par value per share.
     (e) The CUSIP Number of the Security is 106764103.
Item 3.
     Axiom Capital is a Broker Dealer registered under The Securities Act of 1934 and an Investment Advisor registered under Section 203 of The Investment Advisors Act of 1940.
Item 4. Ownership.
     (a) Axiom Capital is the beneficial owner of 891,273 shares of the Security under its authority to have shared dispositive power.
          All such shares are in accounts transferred from Goldsmith & Harris Incorporated when Goldsmith & Harris withdrew its registration as a Broker-Dealer and Investment Advisor and became a division of Axiom Capital.
     (b) The share count of 891,273 held at Axiom Capital does not include 96,337 shares held at Paribas in a fund that had been managed by three employees of Axiom Capital; the fund is in the process of total liquidation. These shares had been included in the former filings of Goldsmith & Harris and are in the process of being distributed to 20 fund partners.
Item 5. Ownership of Five Percent or Less of a Class.
     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     The clients of Axiom Capital and certain other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these persons has an interest in 5% or more of the total outstanding shares of the Security.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.

Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 27, 2009

/s/ Mark Martino
Mark Martino
President Axiom Capital Management, Inc.